January 22, 2020

Securities and Exchange Commission

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attn: Diane Fritz and Anuja A. Majmudar

Re:	American Energy Partners, Inc.
Pre-Qualification Amendment No. 4 to Offering Statement on Form 1-A
Filed January 7, 2020
File No. 024-11091

Dear Ladies and Gentlemen:

We respectfully request, as legal counsel on behalf of American Energy Partners, Inc., that the above-referenced Offering Statement on Form 1-A be declared qualified by the Securities and Exchange Commission, effective at 10:00 AM Eastern Time on Friday, January 24, 2020, or as soon thereafter as is practicable.

Please call the undersigned at 212-658-0458 if you have any further questions.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara, Esq.